Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: DIRECTV

Commission File No.: 001-34554

DIRECTV previously made available an Employee FAQ to DIRECTV employees on DIRECTV’s internal website, which was filed on May 19, 2014.

The following communication is an updated version of the Employee FAQ which was made available to DIRECTV employees on DIRECTV’s internal website:

AT&T Update: DIRECTV Employee Frequently Asked Questions
Update #1 – May 23, 2014

We understand that you have a lot of questions about this announcement and what it means for you, your team, and DIRECTV as a whole. It’s still very early in the process, and many details have yet to be decided. Rest assured that we’ll provide updates throughout this process.

Please remember that we remain independent companies, and it’s business as usual until the transaction closes. There is no immediate change to our operations or how we go about our business. Stay focused on your responsibilities, serving our customers and delivering the highest level of performance.

Stay tuned for more updates as the transaction progresses.

General Questions about the Transaction

1.	Is this a merger or an acquisition?
	●	AT&T is acquiring DIRECTV, and once approved there will be a merger of the two companies. You can read the public news release and public filings on directv.com for more details.

2.	Is it true that if DIRECTV does not renew the NFL SUNDAY TICKET contract, the deal will be cancelled?
	●	There are a lot of things to get done before the deal closes, including DIRECTV shareholder approval, regulatory approval and closing of the DIRECTV / NFL Sunday Ticket deal.
●
DIRECTV has spoken with the NFL to convey its enthusiasm regarding its deal with AT&T.  We are in active discussions with the NFL, which are very positive, and we are confident that the deal with the NFL will get done. We expect the deal to be consummated before the close of the transaction.

	●	The NFL has also publicly expressed strong confidence that a deal will get done on an exclusive basis.

3.	How does the proposed Comcast / Time Warner Cable merger impact our deal with AT&T?
●
Our deal with AT&T is about combining these two great companies to provide a stronger competitive alternative that will bring many benefits to consumers. The combined company will be truly unique. While regulators may look through a broad lens of the pay-TV and telecommunications industries, each deal will be evaluated on its merits, and we are confident that regulators and our shareholders will see the value in our combination with AT&T.

How Will This Affect You As an Employee?

4.	What will happen to other work locations outside of El Segundo? Will you need to relocate, and if you cannot relocate, what are the options? Is there a severance package if you’re displaced?
	●	This combination will give employees the advantage of being part of a stronger, more competitive company. Both companies place tremendous value on the talent of their people.
	●	The deal is subject to approval by DIRECTV shareholders and regulatory review, which will take approximately 12 months.
●
During this time it will be business as usual in daily operations at all of our sites. Many operational decisions will be made as we approach the close. You will be notified well in advance if any changes are made, either before or after close.

	●	If a decision results in a relocation of an employee’s work site, the terms of our Severance Plan would apply.

5.	What will happen to your complimentary DIRECTV service?
	●	Until the transaction closes in approximately 12 months, it’s business as usual regarding your complimentary employee account.
●
We have an agreement with AT&T to continue substantially comparable pay and benefits in the aggregate through Dec. 31, 2016 (assuming the transaction closes in 2015). This includes complimentary employee accounts.

6.	What will happen to your compensation and benefits (including bonuses) in 2015, prior to the close of the transaction?
	●	It’s business as usual regarding employee pay and benefits (including bonus plans) until the transaction closes in approximately 12 months.
●
Following close of the transaction, we have an agreement with AT&T to continue substantially comparable pay and benefits in the aggregate through Dec. 31, 2016 (assuming the transaction closes in 2015).

7.	What will happen to our 401(k) Savings Plan?
	●	Until the transaction closes in approximately 12 months, it’s business as usual regarding employee benefits and your 401(k) Savings Plan.
	●	You can continue to make contributions or withdrawals, make changes to your 401(k) contribution and investment elections, and utilize the Plan as you do today.
	●	We have an agreement with AT&T to continue substantially comparable pay and benefits in the aggregate through Dec. 31, 2016 (assuming the transaction closes in 2015).

8.	Is there any immediate impact to the DIRECTV Stock Fund in the 401(k) Savings Plan?
	●	No. It’s business as usual for the 401(k) plan. You can continue to make investment elections and re-allocate balances in the fund lineup, including the DIRECTV Stock Fund.
●
When the transaction closes, any balance in the DIRECTV Stock Fund will be converted. Your total 401(k) account balance will not change (e.g., if your 401(k) balance is $1,000 at the time of the close, your total 401(k) balance will remain $1,000 after the conversion).

●
The details of the DIRECTV Stock Fund conversion are still being evaluated. You will receive notification well in advance of the transaction closing date with more details relating to how the conversion of the DIRECTV stock fund to AT&T shares will be handled in the 401(k) Savings Plan.

9.	Does the Education Assistance Program still apply, and will your eligible tuition expenses still be reimbursed?
	●	Until the transaction closes in approximately 12 months, it’s business as usual regarding our policy on Education Assistance as a result of this announcement.
	●	AT&T currently provides a similar financial assistance for employees to earn academic degrees to support their career development.

10.	Will your existing years of service with DIRECTV carry over to AT&T?
●
Yes, when the transaction closes, active employees’ years of service with DIRECTV will carry over (or be credited) for purposes of vesting in retirement plans, service awards, PTO and severance plan purposes.

11.	Can you buy /sell DIRECTV or AT&T stock during the 12 month period? Are there any restrictions?
	●	As long as you are trading only with publicly available information, there is no limitation on purchasing or selling any DIRECTV or AT&T stock.
●
Employees must comply with our Insider Trading policy available on CORE under Resources > Policies & Procedures. If you have any material non-public information, or if you are in doubt, contact our Legal department or check with Keith Landenberger at Keith.Landenberger@DIRECTV.com.

12.	Will I be required to join a union once we combine with AT&T?
	●	It’s business as usual before the transaction closes in approximately 12 months.
●
DIRECTV has a great culture of highly-engaged and productive employees who have not chosen to be represented by a third party. This culture is part of what makes us flexible and nimble, and it’s an attractive asset to AT&T, so our approach will continue to encourage positive labor relations.

	●	AT&T has a large number of unionized employees, and encourages responsible union-company relations, characterized by mutual responsibility and respect.
	●	It’s important to note that regardless of what happens, employees cannot be forced or coerced to join a union; you must choose to do so.

How Will This Affect DIRECTV’s Organizational Structure?

13.	Will we operate as a business unit or a subsidiary of AT&T? What will our organizational structure be post-close?
	●	Until the transaction closes in approximately 12 months, we will continue to operate as separate companies and this announcement should have no effect on our daily operations.
	●	How DIRECTV fits into the combined company will be one of many long-term operational considerations as we move into the post-close integration period.

14.	What will happen to our brand? Will our logo change? Will we retain the DIRECTV name?
	●	We are combining two of the greatest consumer brands in history, and AT&T is acquiring our company partly because of the world-class DIRECTV brand.
	●	Until the transaction closes in approximately 12 months, we will continue to operate as DIRECTV, using the DIRECTV branding our customers know and love.
	●	We remain separate companies and this announcement should have no effect on our daily operations.
	●	Branding will be one of many long-term operational and marketing considerations as we move into the post-close integration period.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.